Exhibit 99.1

Envigado, February 26, 2024

NOMINATION OF CANDIDATES TO THE BOARD OF DIRECTORS

(“OTHER EVENTS”)

Almacenes Éxito S.A. (the “Company”) informs its shareholders and the market in general that, in accordance with the Procedure for the Election of the Company’s Board of Directors, shareholders had the opportunity to apply and submit their lists of candidates to the Board of Directors, since February 19, date of the announcement of the call to the ordinary meeting of the General Shareholders’ Assembly to be held in person at the Company’s headquarters, to the due date on February 24, 2024.

After the term expired, the Company only received the proposal from shareholder Cama Commercial Group, Corp., which is enclosed to this communication. The resumes and the acceptance letters are available on the corporate website.

In accordance with the Election Procedure of the Board of Directors the assessment report of the candidates will be published through the relevant information mechanism and in the corporate website no later than February 28, 2024, for shareholders’ consideration.

MEMBERS PROPOSAL TO THE BOARD OF DIRECTORS FOR THE PERIOD 2024-2026

Please find enclosed the proposed list of candidates to the Board of Directors for the period 2024-2026 to be submitted according to the agenda included in the call to the Shareholder’s Meeting to be held on Thursday, March 21, 2024.

Non independent members:

1.	Francisco Javier Calleja Malaina
2.	Juan Carlos Calleja Hakker
3.	David Alberto Cahen Ávila
4.	Alberto José Corpeño Posada

Independent members:

1.	Miguel Fernando Dueñas
2.	Francisco José Fermán Gómez
3.	Óscar Samour Santillana

In compliance with the legal provisions and the procedure established by the Board of Directors, I have enclosed the resumes of the candidates and the letters of acceptance for their inclusion in the list. In the case of candidates for independent members, the letter includes a statement of compliance of the required independence requirements.

Sincerely,

(Original signed)

Francisco Javier Calleja Malaina

Cama Commercial Group, Corp.

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